As filed with the Securities and Exchange Commission on May 20, 2005



                                                             FILE NO. 333-124842
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                AMENDMENT No. 1
                                       TO


                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                          21ST CENTURY HOLDING COMPANY
                          ----------------------------
             (Exact name of registrant as specified in its charter)


           FLORIDA                                                65-0248866
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


       3661 WEST OAKLAND PARK BLVD, SUITE 300, LAUDERDALE LAKES, FL 33311
                                 (954) 581-9993
          -------------------------------------------------------------
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                              RICHARD A. WIDDICOMBE
                             CHIEF EXECUTIVE OFFICER
                          21ST CENTURY HOLDING COMPANY
                     3661 WEST OAKLAND PARK BLVD., SUITE 300
                           LAUDERDALE LAKES, FL 33311
                                 (954) 581-9993
            ---------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   COPIES TO:

                              NINA S. GORDON, P.A.
                                BROAD AND CASSEL
                           7777 GLADES ROAD, SUITE 300
                            BOCA RATON, FLORIDA 33434
                            TELEPHONE: (561) 218-8856
                           TELECOPIER: (561) 218-8978

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                       SUBJECT TO COMPLETION, MAY 20, 2005


                                   PROSPECTUS

                         300,000 SHARES OF COMMON STOCK

                          21ST CENTURY HOLDING COMPANY


      Edward J. Lawson, President and Chairman of the Board of 21st Century Holding Company, and his spouse, Michele V. Lawson, are offering to sell from time to time, pursuant to this prospectus, up to 300,000 shares of our common stock owned directly and beneficially by them. We will not receive any proceeds from this sale of our common stock.

      These shareholders intend to offer and sell these shares only to institutional investors, including but not limited to hedge funds and other investment companies.

      We will pay our out-of-pocket expenses, legal and accounting fees, and the other expenses of registering the resale of the shares. The selling shareholders will pay selling commissions, if any, in connection with the sale of the shares.


      Our common stock is traded on the Nasdaq National Market under the symbol "TCHC." On May 18, 2005, the last reported sale price of the common stock on the Nasdaq National Market was $12.24 per share.


      THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY SUCH PERSONS CAPABLE OF BEARING THE ECONOMIC RISK OF SUCH INVESTMENT. YOU SHOULD CAREFULLY CONSIDER THE "RISKS OF INVESTING IN OUR SECURITIES" SECTION BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

      NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this prospectus is May _____, 2005.

                                TABLE OF CONTENTS

                                                                                                                 PAGE
                                                                                                                 ----
PROSPECTUS SUMMARY..................................................................................................1

RECENT DEVELOPMENTS.................................................................................................1

OVERVIEW............................................................................................................2

RISKS OF INVESTING IN OUR SHARES....................................................................................4

         The State of Florida, where our headquarters and a substantial portion of our policies are located, has experienced four hurricanes in August and September
                  2004..............................................................................................4

         As a result of the hurricanes striking Florida in August and September 2004, we are not in compliance with certain regulatory requirements............................................5

         We requested that A.M. Best cease rating our insurance subsidiaries.  As a result, we may be unable to write or renew desirable insurance policies or obtain adequate reinsurance, which would limit or halt our growth and harm our
                  business..........................................................................................5

         If we are unable to continue our growth because our capital must be used to pay greater than anticipated claims, our financial results may suffer.................................6

         The maximum credit commitment under our revolving loan could be subject to reduction, which would adversely affect our available working capital........................................6

         We are subject to significant government regulation, which can limit our growth and increase our expenses, thereby reducing our earnings..............................................7

         Our revenues and operating performance may fluctuate with business cycles in the property and casualty insurance industry..........................................................7

         We may not obtain the necessary regulatory approvals to expand the types of insurance products we offer or the states in which we operate...............................................7

         Although we follow the industry practice of reinsuring a portion of our risks, our costs of obtaining reinsurance have increased and we may not be able to successfully alleviate risk through reinsurance arrangements......................................8

         Our loss reserves may be inadequate to cover our actual liability for losses, causing our results of operations to be adversely affected................................................9

         We currently rely on agents, most of whom are independent agents or franchisees, to write our insurance policies, and if we are not able to attract and retain independent agents and franchisees, our revenues would be negatively affected..........................................................................................9

         Nonstandard automobile insurance historically has a higher frequency of claims than standard automobile insurance, thereby increasing our potential for loss exposure beyond what we would be likely to experience if we offered only standard automobile insurance.....................................................................9

         Florida's personal injury protection insurance statute contains provisions that favor claimants, causing us to experience a higher frequency of claims than might otherwise be the case if we operated only outside of Florida.....................................10

         Our business strategy is to avoid competition in our automobile insurance products based on price to the extent possible. This strategy, however, may result in the loss of business in the short term...........................................................10

         Our investment portfolio may suffer reduced returns or losses, which would significantly reduce our earnings................................................................10

         Our president and chief executive officer are key to the strategic direction of our company. If we were to lose the services of either of them, our business could be harmed..................................................................................11

                                TABLE OF CONTENTS
                                   (Continued)

                                                                                                                 PAGE
                                                                                                                 ----

         The trading of our warrants may negatively affect the trading prices of our common stock if investors purchase and exercise the warrants to facilitate other trading strategies, such as short selling........................................................11

         Our largest shareholders control approximately 22% of the voting power of our outstanding common stock, and after selling the shares covered by this prospectus will control approximately 18%, which could discourage potential acquirors and prevent changes in management.......................................................................................12

         We have authorized but unissued preferred stock, which could affect rights of holders of common stock..................................................................................12

         Our articles of incorporation and bylaws and Florida law may discourage takeover attempts and may result in entrenchment of management............................................12

         As a holding company, we depend on the earnings of our subsidiaries and their ability to pay management fees and dividends to the holding company as the primary source of our income.............................................................................13

NOTE REGARDING FORWARD-LOOKING STATEMENTS..........................................................................13

USE OF PROCEEDS....................................................................................................14

SELLING SECURITY HOLDERS...........................................................................................14

HOW THE SECURITIES MAY BE DISTRIBUTED..............................................................................14

LEGAL MATTERS......................................................................................................16

EXPERTS............................................................................................................16

WHERE YOU CAN FIND MORE INFORMATION................................................................................16

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..................................................................16

INDEMNIFICATION OF DIRECTORS AND OFFICERS..........................................................................17

                              ABOUT THIS PROSPECTUS

      You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give any information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these shares.

                               PROSPECTUS SUMMARY

      This is only a summary and does not contain all of the information that may be important to you. You should read the more detailed information contained in this prospectus and all other information, including the financial information and statements with notes, as discussed in the "Where You Can Find More Information" section of this prospectus.

RECENT DEVELOPMENTS

IMPACT OF 2004 HURRICANE SEASON


      In August  and  September  2004,  the State of  Florida  experienced  four hurricanes, Charley, Frances, Ivan and Jeanne. Since then, we have been receiving and processing claims made under our homeowners' and mobile home owners' policies, a process that is expected to be substantially completed during the first half of 2005. One of our subsidiaries, Federated National Insurance Company ("Federated National"), incurred significant losses relative to its homeowners' insurance line of business. As of March 31, 2005, approximately 8,500 policyholders had filed hurricane-related claims totaling an estimated $117.2 million, of which we currently estimate that our share of the costs associated with these hurricanes will be approximately $45.0 million, net of our reinsurance recoveries and amortized reinstatement premiums.


      In August 2004, A.M. Best Company notified us that Federated National and American Vehicle Insurance Company ("American Vehicle") were being placed under review with negative implications. A.M. Best in 2003 had assigned Federated National a B rating ("Fair," which is the seventh of 14 rating categories) and American Vehicle a B+ rating ("Very Good," which is the sixth of 14 rating categories). In connection with this review, we requested that A.M. Best cease its ratings of these subsidiaries. The withdrawal of our ratings could limit or prevent us from writing or renewing desirable insurance policies, from obtaining adequate reinsurance or from borrowing on our line of credit. Federated National and American Vehicle are currently rated "A" ("Unsurpassed," which is first of six ratings) by Demotech, Inc.


      To retain our certificates of authority, Florida insurance laws and regulations require that our insurance company subsidiaries, Federated National and American Vehicle, maintain capital surplus equal to the greater of 10% of its liabilities or $4.0 million, as defined in the Florida Insurance Code. As of March 31, 2005, Federated National and American Vehicle were in compliance with statutory minimum capital and surplus requirement.


      The insurance companies are also required to adhere to prescribed premium-to-capital surplus ratios. As of December 31, 2004, Federated National did not comply with the prescribed premium-to-capital surplus ratio, primarily based on the incurred losses associated with the four hurricanes that occurred in August and September 2004. As a result of a $6.1 million contribution made during the first quarter of 2005 from the Company, Federated National's compliance with the prescribed premium-to-capital surplus ratio has been restored. American Vehicle has remained in compliance with the prescribed premium-to-capital surplus ratios.

      Although we believe that the occurrence of four hurricanes hitting Florida within one year has not previously occurred for as long as records for weather events have been kept, some weather analysts believe that a period of greater hurricane activity has begun. To address this possibility, we are exploring alternatives to reduce our exposure to these types of storms. Although these measures may increase operating expenses, management believes that they will assist us in protecting long-term profitability, although there can be no assurances that will be the case.

OVERVIEW

      We are an insurance holding company, which, through our subsidiaries and our contractual relationships with our independent agents, control substantially all aspects of the insurance underwriting, distribution and claims process. We are authorized to underwrite personal automobile insurance, commercial general liability insurance, homeowners' property and casualty insurance, and mobile home property and casualty insurance in various states with various lines of authority through our wholly owned subsidiaries, Federated National Insurance Company ("Federated National") and American Vehicle Insurance Company ("American Vehicle").

      Federated National is authorized to underwrite personal automobile insurance, homeowners' property and casualty insurance, and mobile home property and casualty insurance in Florida as an admitted carrier. American Vehicle is authorized to underwrite personal automobile insurance and commercial general liability insurance in Florida as an admitted carrier. American Vehicle is also authorized to underwrite homeowners' property and casualty insurance and commercial general liability insurance in Louisiana as an admitted carrier. In addition, American Vehicle is authorized to underwrite commercial general liability insurance in Georgia as a surplus lines carrier and in Texas as an admitted carrier. American Vehicle is authorized as a surplus lines carrier for commercial general liability insurance in Kentucky and Alabama, and we anticipate that underwriting will begin in these states in the near future. American Vehicle's operations in Florida, Georgia and Louisiana are ongoing. American Vehicle operations in Texas, Alabama and Kentucky are expected to begin this year. American Vehicle has pending applications, in various stages of approval, to be authorized as a surplus carrier in the states of California and Virginia.

      We select additional states for expansion based on a number of criteria, including the size of the insurance market for our authorized lines of business, statewide loss results, competition and the regulatory climate. Our ability to expand into other states will be subject to the prior regulatory approval of each state. Certain states impose operating requirements upon licensee applicants, which may impose burdens on our ability to obtain a license to conduct insurance business in those other states. There can be no assurance that we will be able to obtain the required licenses, and the failure to do so would limit our ability to expand geographically.

      We internally process claims made by our own and third-party insureds through our wholly owned claims adjusting company, Superior Adjusting, Inc. We also offer premium financing to our own and third-party insureds through our wholly owned subsidiary, Federated Premium Finance, Inc.


      During the three months ended March 31, 2005, 52.0%, 30.0%, 17.1% and .9% of the policies we underwrote were for homeowners' property and casualty insurance, personal automobile insurance, commercial general liability insurance, and mobile home property and casualty insurance, respectively.

      During the year ended December 31, 2004, 62.0%, 24.1%, 12.4% and 1.5% of the policies we underwrote were for homeowners' property and casualty insurance, personal automobile insurance, commercial general liability insurance, and mobile home property and casualty insurance, respectively.


      We market and distribute our own and third-party insurers' products and other services primarily in South and Central Florida, through a network of approximately 1,500 independent agents and a select number of general agents.


      Assurance Managing General Agents, Inc. ("Assurance MGA"), a wholly owned subsidiary, acts as Federated National's and American Vehicle's exclusive managing general agent. Assurance MGA currently provides all underwriting policy administration, marketing, accounting and financial services to Federated National and American Vehicle, and participates in the negotiation of reinsurance contracts. Assurance MGA generates revenue through a 6% commission fee from the insurance company's net written premium, policy fee income of $25 per policy and other administrative fees from the marketing of companies' products through the Company's distribution network. The 6% commission fee from Federated National and American Vehicle was made effective January 1, 2005. Assurance MGA plans to establish relationships with additional carriers and add additional insurance products in the future.


      We believe that we can be distinguished from our competitors because we generate revenue from insurance underwriting and claims processing. We provide quality service to both agents and insureds by utilizing an integrated computer system, which links our insurance and service entities. Our computer and software systems allow for automated premium quotation, policy issuance, billing, payment and claims processing and enables us to continuously monitor substantially all aspects of our business. Using these systems, agents can access a customer's driving record, quote a premium, offer premium financing and, if requested, generate a policy on-site. We believe that these systems have facilitated our ability to market and underwrite insurance products on a cost-efficient basis, allow our independent agents to be a "one stop" shop for insurance and other services, and will enhance our ability to expand in Florida and to other states.

      As we expand our operations, we continue to review our operations and lines of business for strategies to further improve our efficiency and results of operations. These strategies will most likely include expansion of operations into additional states; possible acquisitions or dispositions of assets; insurance policy enhancements and development of procedures to improve claims history and mitigate losses from claims. There can be no assurances, however, that any such strategies will be developed or successfully implemented.

      Our executive offices are located at 3661 West Oakland Park Boulevard, Suite 300, Lauderdale Lakes, Florida and our telephone number is (954) 581-9993.

                        RISKS OF INVESTING IN OUR SHARES

      You should carefully consider the following risks, in addition to the other information presented in this prospectus or incorporated by reference into this prospectus, before making an investment decision. If any of these risks or uncertainties actually occur, our business, results of operations, financial condition, or prospects could be substantially harmed, which would adversely affect your investment.

RISKS RELATED TO OUR BUSINESS

THE STATE OF FLORIDA, WHERE OUR HEADQUARTERS AND A SUBSTANTIAL PORTION OF OUR POLICIES ARE LOCATED, HAS EXPERIENCED FOUR HURRICANES IN AUGUST AND SEPTEMBER 2004.

      We write insurance policies that cover automobile owners, homeowners' and business owners for losses that result from, among other things, catastrophes. Catastrophic losses can be caused by hurricanes, tropical storms, tornadoes, wind, hail, fires, riots and explosions, and their incidence and severity are inherently unpredictable. The extent of losses from a catastrophe is a function of two factors: the total amount of the insurance company's exposure in the area affected by the event and the severity of the event. Our policyholders are currently concentrated in South and Central Florida, which is especially subject to adverse weather conditions such as hurricanes and tropical storms.


      In August and September 2004, the State of Florida experienced four hurricanes, Charley, Frances, Ivan and Jeanne. One of our subsidiaries, Federated National, incurred significant losses relative to its homeowners' and mobile homeowners' insurance lines of business. Approximately 8,500 policyholders have filed hurricane-related claims totaling an estimated $117.2 million, of which we estimate that our share of the costs associated with these hurricanes will be approximately $45.0 million, net of reinsurance recoveries and amortized reinstatement premiums.


      For each hurricane season, the excess of loss treaty will insure us for $24 million with the Company retaining the first $10 million of loss and loss adjustment expenses. The treaty has a provision which, for an additional prorated premium, will insure us for another $24 million of loss and loss adjustment expense for subsequent occurrences with the Company retaining the first $10 million in loss and loss adjustment expense. As a result of the loss and loss adjustment expense incurred in connection with the Hurricanes Charles and Frances, the Company has exhausted its recoveries of $48 million under the terms of this treaty.

      The excess of loss treaty also insures us for an additional $34 million in excess of the Company's $10 million retention plus the next $24 million as described above. Accordingly, loss and loss adjustment expense incurred for Hurricanes Ivan, Jeanne and any subsequent catastrophic events through June 30, 2005, up to $34 million each, are the responsibility of the Company, as illustrated in the accompanying table.

                                                    As of March 31, 2005
                                             ----------------------------------------
                                                 Gross     Reinsurance       Net
                      Hurricane                 Losses      Recoveries      Losses
                      ---------              ------------  ------------  ------------
                                                          (in millions)
      Charley (August 13, 2004) ...........  $       50.9  $       40.9  $       10.0
      Frances (September 3, 2004) .........          41.3          31.3          10.0
      Ivan (September 14, 2004) ...........          14.2            --          14.2
      Jeanne (September 25, 2004) .........          10.8            --          10.8
                                             ------------  ------------  ------------
      Total Loss Estimate .................  $      117.2  $       72.2  $       45.0
                                             ============  ============  ============


      Furthermore, as a result of the 2004 hurricanes, we incurred a net reinstatement insurance premium of $3.0 million that is amortized through operations from the reinstatement date of August 13, 2004 to June 30, 2005.


AS A RESULT OF THE HURRICANES STRIKING FLORIDA IN AUGUST AND SEPTEMBER 2004, WE WERE NOT IN COMPLIANCE WITH CERTAIN REGULATORY REQUIREMENTS.


      To retain our certificates of authority, Florida insurance laws and regulations require that our insurance company subsidiaries, Federated National and American Vehicle, maintain capital surplus equal to the greater of 10% of its liabilities or the 2004 statutory minimum capital and surplus requirement of $4.00 million as defined in the Florida Insurance Code. As of December 31, 2004, Federated National was not in compliance with its requirement to maintain minimum capital surplus primarily based on the incurred losses associated with the four hurricanes that occurred in August and September 2004. Under the provisions afforded Federated National according to Statement of Statutory Accounting Principles No 72 titled "Surplus and Quasi-reorganizations", compliance with this provision was restored by way of a surplus infusion from 21st Century. American Vehicle remains in compliance with statutory minimum capital and surplus requirement. The insurance companies are also required to adhere to prescribed premium-to-capital surplus ratios. As of December 31, 2004, Federated National did not comply with the prescribed premium-to-capital surplus ratio, primarily based on the incurred losses associated with the four hurricanes that occurred in August and September 2004. Under the provisions afforded Federated National according to Statement of Statutory Accounting Principles No 72, compliance with this provision was also restored and we do not currently anticipate any regulatory action relative to this matter. American Vehicle remains in compliance with statutory minimum capital and surplus requirement.

WE REQUESTED THAT A.M. BEST CEASE RATING OUR INSURANCE SUBSIDIARIES. AS A RESULT, WE MAY BE UNABLE TO WRITE OR RENEW DESIRABLE INSURANCE POLICIES OR OBTAIN ADEQUATE REINSURANCE, WHICH WOULD LIMIT OR HALT OUR GROWTH AND HARM OUR BUSINESS.

      Third-party rating agencies assess and rate the ability of insurers to pay their claims. These financial strength ratings are used by the insurance industry to assess the financial strength and quality of insurers. These ratings are based on criteria established by the rating agencies and reflect evaluations of each insurer's profitability, debt and cash levels, customer base, adequacy and soundness of reinsurance, quality and estimated market value of assets, adequacy of reserves, and management. Ratings are based upon factors of concern to agents, reinsurers and policyholders and are not directed toward the protection of investors, such as purchasers of our common stock.

      In August 2004, A.M. Best Company notified us that Federated National and American Vehicle were being placed under review with negative implications. In 2003 A.M. Best had assigned Federated National a B rating ("Fair," which is the seventh of 14 rating categories) and American Vehicle a B+ rating ("Very Good," which is the sixth of 14 rating categories). In connection with this review, we requested that A.M. Best cease its ratings of these subsidiaries "NR-4 Not rated, company's request". The withdrawal of our ratings could limit or prevent us from writing or renewing desirable insurance policies, from obtaining adequate reinsurance, or from borrowing on our line of credit, as described below. Federated National and American Vehicle are currently rated "A" ("Unsurpassed," which is first of six ratings) by Demotech, Inc.

IF WE ARE UNABLE TO CONTINUE OUR GROWTH BECAUSE OUR CAPITAL MUST BE USED TO PAY GREATER THAN ANTICIPATED CLAIMS, OUR FINANCIAL RESULTS MAY SUFFER.

      We have grown rapidly over the last few years. Our future growth will depend on our ability to expand the types of insurance products we offer and the geographic markets in which we do business. We believe that our company is sufficiently capitalized to operate our business as it now exists and as we currently plan to expand it. Our existing sources of funds include our revolving loan from Flatiron Funding Company LLC, sales of our securities such as our September 2004 and July 2003 private placements of $12,500,000 and $7,500,000, respectively, of our senior subordinated notes, possible sales of our investment securities, and our earnings from operations and investments. Unexpected catastrophic events in our market areas, such as the hurricanes experienced in Florida in August and September 2004, have resulted and will result in greater claims losses than anticipated, which could require us to limit or halt our growth while we redeploy our capital to pay these unanticipated claims unless we are able to raise additional capital or increase our earnings in our other divisions.

THE MAXIMUM CREDIT COMMITMENT UNDER OUR REVOLVING LOAN COULD BE SUBJECT TO REDUCTION, WHICH WOULD ADVERSELY AFFECT OUR AVAILABLE WORKING CAPITAL.

      During September 2004, we negotiated a new revolving loan agreement in which the maximum credit commitment available to us was reduced at our request to $2.0 million with built-in options to incrementally increase the maximum credit commitment up $4.0 million over the next three years. We believe that this available credit is sufficient based on our current operations.

      Pursuant to our loan agreement, if the A.M. Best rating of Federated National falls below a "C," or if the financial condition of American Vehicle, as determined by our lender (in its sole and absolute discretion) suffers a material adverse change, then under the terms of our loan agreement, policies written by that subsidiary will no longer be eligible collateral, causing our available credit to be reduced if we do not have other collateral qualifying as eligible collateral. As of December 31, 2004, policies written by Federated National were not considered by our lender to be eligible collateral. In March 2005, our lender agreed to permit policies written by Federated National to be eligible collateral up to $165,000. We currently believe that our available credit under this loan agreement will be sufficient based on our current operations. If policies written by our insurance subsidiaries again do not qualify as eligible collateral under our loan agreement and we are not able to obtain working capital from our operations or other sources, then we would have to restrict our growth and, possibly, our operations.

WE ARE SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION, WHICH CAN LIMIT OUR GROWTH AND INCREASE OUR EXPENSES, THEREBY REDUCING OUR EARNINGS.

      We are subject to laws and regulations in Florida, our state of domicile, and in Georgia, Louisiana, Kentucky and Texas, states in which we have been authorized to do business, and will be subject to the laws of any other state in which we conduct business in the future. These laws and regulations cover all aspects of our business and are generally designed to protect the interests of insurance policyholders. For example, these laws and regulations relate to licensing requirements, authorized lines of business, capital surplus requirements, allowable rates and forms, investment parameters, underwriting limitations, restrictions on transactions with affiliates, dividend limitations, changes in control, market conduct, and limitations on premium financing service charges. The cost to monitor and comply with these laws and regulations adds significantly to our cost of doing business. Further, if we do not comply with the laws and regulations applicable to us, we may be subject to sanctions or monetary penalties by the applicable insurance regulator.

OUR REVENUES AND OPERATING PERFORMANCE MAY FLUCTUATE WITH BUSINESS CYCLES IN THE PROPERTY AND CASUALTY INSURANCE INDUSTRY.

      Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns characterized by periods of significant competition in pricing and underwriting terms and conditions, which is known as a "soft" insurance market, followed by periods of lessened competition and increasing premium rates, which is known as a "hard" insurance market. Although an individual insurance company's financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern, with profitability generally increasing in hard markets and decreasing in soft markets. At present, we are beginning to experience a soft market in our automobile sector while a hard market persists in our property sector. We cannot predict, however, how long these market conditions will persist. In the current soft automobile market, increased price competition may cause us to have to reduce our premiums in order to maintain our market share, which would result in a decrease in our automobile revenues.

WE MAY NOT OBTAIN THE NECESSARY REGULATORY APPROVALS TO EXPAND THE TYPES OF INSURANCE PRODUCTS WE OFFER OR THE STATES IN WHICH WE OPERATE.

      We currently have applications pending in California and Virginia to underwrite and sell commercial general liability insurance. The insurance regulators in these states may request additional information, add conditions to the license that we find unacceptable, or deny our application. This would delay or prevent us from operating in that state. If we want to operate in any additional states, we must file similar applications for licenses, which we may not be successful in obtaining.

ALTHOUGH WE FOLLOW THE INDUSTRY PRACTICE OF REINSURING A PORTION OF OUR RISKS, OUR COSTS OF OBTAINING REINSURANCE HAVE INCREASED AND WE MAY NOT BE ABLE TO SUCCESSFULLY ALLEVIATE RISK THROUGH REINSURANCE ARRANGEMENTS.

      We have a reinsurance structure that is a combination of private reinsurance and the Florida Hurricane Catastrophe Fund. For each catastrophic occurrence, the excess of loss treaty will insure us for $24 million with the Company retaining the first $10 million of loss and loss adjustment expense. There are two layers involved with our excess of loss reinsurance treaties, the $24 million is considered the first layer. The treaty has a provision which, for an additional prorated premium will insure us for another $24 million of loss and loss adjustment expense for subsequent occurrences with the Company retaining the first $10 million in loss and loss adjustment expense. As a result of the loss and loss adjustment expense incurred in connection with the Hurricanes Charles and Frances, the Company has exhausted its recoveries of $48 million under the terms of this treaty.

      The second layer of our excess of loss treaty insures us for an additional $34 million in excess of the $34 million first layer noted above with the same reinstatement provision. The excess of loss treaties expire on June 30, 2005 and the Company is negotiating a new reinsurance treaty.

      The Florida Hurricane Catastrophe Fund treaty provides protection for 90% of loss and loss adjustment expense and attaches at approximately $36.2 million. This treaty inures to the benefit of our excess of loss treaty and expires on June 1, 2005.


      Since our initial preliminary provision for losses from these hurricanes of $33 million, net of reinsurance recoveries, as of September 30, 2004, we revised our provision for losses as described above. Because the storms occurred during the third quarter of 2004, we were not able to complete physical inspections of a sufficiently large percentage of claims, nor were complete repair estimates available. During the fourth quarter of 2004 and the first quarter of 2005, as physical property inspections and repair estimates were completed, our initial estimates of losses for these storms were increased to reflect increased estimates of claim severity on our homeowners' policies in Florida. We do not currently anticipate further material increases to our loss estimates from the 2004 hurricanes.


      As a result of the hurricanes experienced in Florida in August and September 2004, however, we will review, and may determine to modify, our reinsurance structure.

      The insolvency of our primary reinsurer or any of our other current or future reinsurers, or their inability otherwise to pay claims, would increase the claims that we must pay, thereby significantly harming our results of operations. In addition, prevailing market conditions have limited the availability and increased the cost of reinsurance, which may have the effect of increased costs and reduced profitability.

OUR LOSS RESERVES MAY BE INADEQUATE TO COVER OUR ACTUAL LIABILITY FOR LOSSES, CAUSING OUR RESULTS OF OPERATIONS TO BE ADVERSELY AFFECTED.


      We maintain reserves to cover our estimated ultimate liabilities for loss and loss adjustment expense. These reserves are estimates based on historical data and statistical projections of what we believe the settlement and administration of claims will cost based on facts and circumstances then known to us. Actual losses and loss adjustment expense, however, may vary significantly from our estimates. For example, after we compared our reserve levels to our actual claims for the prior years, we decreased our liability for loss and loss adjustment expense by $1,430,278 in 2004 and increased our liability for loss and loss adjustment expense by $1,234,047 in 2003. These adjustments primarily reflect our loss experience under our personal automobile policies.

      Unpaid losses and loss adjustment expense decreased $19.8 million, or 42.5%, to $26.8 million as of March 31, 2005, as compared to $46.6 million as of December 31, 2004. The decline in unpaid losses and loss adjustment expense relates to our payment patterns relative to the settling of hurricane-related claims.

      Factors that affect unpaid losses and loss adjustment expense include the estimates made on a claim-by-claim basis known as "case reserves" coupled with bulk estimates known as "incurred but not reported." Periodic estimates by management of the ultimate costs required to settle all claim files are based on our analysis of historical data and estimations of the impact of numerous factors such as (i) per claim information; (ii) company and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the awarding of damages, and changes in political attitudes; and
(iv) trends in general economic conditions, including the effects of inflation. Management revises its estimates based on the results of its analysis. This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for estimating the ultimate settlement of all claims. There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of the reserves, because the eventual redundancy or deficiency is affected by multiple factors.


      Because of the uncertainties that surround estimated loss reserves, we cannot be certain that our reserves will be adequate to cover our actual losses. If our reserves for unpaid losses and loss adjustment expense are less than actual losses and loss adjustment expense, we will be required to increase our reserves with a corresponding reduction in our net income in the period in which the deficiency is identified. Future loss experience substantially in excess of our reserves for unpaid losses and loss adjustment expense could substantially harm our results of operations and financial condition.

WE CURRENTLY RELY ON INDEPENDENT AGENTS TO WRITE OUR INSURANCE POLICIES, AND IF WE ARE NOT ABLE TO ATTRACT AND RETAIN INDEPENDENT AGENTS, OUR REVENUES WOULD BE NEGATIVELY AFFECTED.

      We currently market and distribute Federated National's, American Vehicle's and third-party insurers' products and our other services through a network of approximately 1,500 independent agents. Our independent agents are our primary source for our property insurance policies. Many of our competitors also rely on independent agents. As a result, we must compete with other insurers for independent agents' business. Our competitors may offer a greater variety of insurance products, lower premiums for insurance coverage, or higher commissions to their agents. If our products, pricing and commissions do not remain competitive, we may find it more difficult to attract business from independent agents and to attract franchisees for our agencies to sell our products. A material reduction in the amount of our products that independent agents sell would negatively affect our revenues.

NONSTANDARD AUTOMOBILE INSURANCE HISTORICALLY HAS A HIGHER FREQUENCY OF CLAIMS THAN STANDARD AUTOMOBILE INSURANCE, THEREBY INCREASING OUR POTENTIAL FOR LOSS EXPOSURE BEYOND WHAT WE WOULD BE LIKELY TO EXPERIENCE IF WE OFFERED ONLY STANDARD AUTOMOBILE INSURANCE.

      Nonstandard automobile insurance, which is second only to our property insurance product, is provided to insureds that are unable to obtain preferred or standard insurance coverage because of their payment histories, driving records, age, vehicle types, or prior claims histories. This type of automobile insurance historically has a higher frequency of claims than does preferred or standard automobile insurance policies, although the average dollar amount of the claims is usually smaller under nonstandard insurance policies. As a result, we are exposed to the possibility of increased loss exposure and higher claims experience than would be the case if we offered only standard automobile insurance.

FLORIDA'S PERSONAL INJURY PROTECTION INSURANCE STATUTE CONTAINS PROVISIONS THAT FAVOR CLAIMANTS, CAUSING US TO EXPERIENCE A HIGHER FREQUENCY OF CLAIMS THAN MIGHT OTHERWISE BE THE CASE IF WE OPERATED ONLY OUTSIDE OF FLORIDA.

      Florida's personal injury protection insurance statute limits an insurer's ability to deny benefits for medical treatment that is unrelated to the accident, that is unnecessary, or that is fraudulent. In addition, the statute allows claimants to obtain awards for attorney's fees. Although this statute has been amended several times in recent years, primarily to address concerns over fraud, the Florida legislature has been only marginally successful in implementing effective mechanisms that allow insurers to combat fraud and other abuses. We believe that this statute contributes to a higher frequency of claims under nonstandard automobile insurance policies in Florida, as compared to claims under standard automobile insurance policies in Florida and nonstandard and standard automobile insurance polices in other states. Although we believe that we have successfully offset these higher costs with premium increases, because of competition, we may not be able to do so with as much success in the future.

OUR BUSINESS STRATEGY IS TO AVOID COMPETITION IN OUR AUTOMOBILE INSURANCE PRODUCTS BASED ON PRICE TO THE EXTENT POSSIBLE. THIS STRATEGY, HOWEVER, MAY RESULT IN THE LOSS OF BUSINESS IN THE SHORT TERM.

      Although our pricing of our automobile insurance products is inevitably influenced to some degree by that of our competitors, we believe that it is generally not in our best interest to compete solely on price, choosing instead to compete on the basis of underwriting criteria, our distribution network, and our superior service to our agents and insureds. With respect to automobile insurance in Florida, we compete with more than 100 companies, which underwrite personal automobile insurance. Comparable companies which compete with us in the personal automobile insurance market include Affirmative Insurance Holdings, Inc., which recently acquired our non-standard automobile agency business in Florida, U.S. Security Insurance Company, United Automobile Insurance Company, Direct General Insurance Company and Security National Insurance Company, as well as major insurers such as Progressive Casualty Insurance Company. Comparable companies which compete with us in the homeowners' market include Florida Family Insurance Company, Florida Select Insurance Company, Atlantic Preferred Insurance Company and Vanguard Insurance Company. Comparable companies which compete with us in the general liability insurance market include Century Surety Insurance Company, Atlantic Casualty Insurance Company, Colony Insurance Company and Burlington/First Financial Insurance Companies. Competition could have a material adverse effect on our business, results of operations and financial condition. If we do not meet the prices offered by our competitors, we may lose business in the short term, which could also result in reduced revenues.

OUR INVESTMENT PORTFOLIO MAY SUFFER REDUCED RETURNS OR LOSSES, WHICH WOULD SIGNIFICANTLY REDUCE OUR EARNINGS.

      As do other insurance companies, we depend on income from our investment portfolio for a substantial portion of our earnings. During the time that normally elapses between the receipt of insurance premiums and any payment of insurance claims, we invest the funds received, together with our other available capital, primarily in fixed-maturity investments and equity securities, in order to generate investment income. A significant decline in investment yields in our investment portfolio caused by fluctuations in interest rates or volatility in the stock market, or a default by issuers of securities that we own, could adversely affect the value of our investment portfolio and the returns that we earn on our portfolio, thereby substantially harming our financial condition and results of operations.

      Net investment income increased by $0.4 million or 69.1% to $0.9 million for the three months ended March 31, 2005, as compared to $0.5 million for the three months ended March 31, 2004. The increase in investment income is a result of the additional amounts of invested assets. Our overall investment yield increased to 4.35% for the three months ended March 31, 2005 as compared to a yield of 3.82% for the three months ended March 31, 2004.

      Net realized investment gains increased by $0.04 million, or 30.8%, to $0.16 million for the three months ended March 31, 2005, as compared to $0.12 million for the three months ended March 31, 2004.


OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER ARE KEY TO THE STRATEGIC DIRECTION OF OUR COMPANY. IF WE WERE TO LOSE THE SERVICES OF EITHER OF THEM, OUR BUSINESS COULD BE HARMED.

      We depend, and will continue to depend, on the services of one of our founders and principal shareholders, Edward J. Lawson, who is also our president and chairman of the board, as well as Richard Widdicombe, who is our chief executive officer. We have entered into an employment agreement with each of them and we maintain $3 million and $1 million in key man life insurance on the lives of Mr. Lawson and Mr. Widdicombe, respectively. Nevertheless, because of Mr. Lawson's and Mr. Widdicombe's role and involvement in developing and implementing our current business strategy, the loss of either of their services could substantially harm our business.

RISKS RELATED TO AN INVESTMENT IN OUR SHARES

THE TRADING OF OUR WARRANTS MAY NEGATIVELY AFFECT THE TRADING PRICES OF OUR COMMON STOCK IF INVESTORS PURCHASE AND EXERCISE THE WARRANTS TO FACILITATE OTHER TRADING STRATEGIES, SUCH AS SHORT SELLING.

      Our warrants currently trade on the Nasdaq National Market under the symbols "TCHCW" and "TCHCZ." Each of the TCHCW warrants entitles the holders to purchase three quarters of one share of our common stock at an exercise price per whole share of $12.74 after giving effect to the September 2004 three-for-two stock split. Each of the TCHCZ warrants entitles the holders to purchase one share of our common stock at an exercise price per share of $12.75. Investors may purchase and exercise warrants to facilitate trading strategies such as short selling, which involves the sale of securities not yet owned by the seller. In a short sale, the seller must either purchase or borrow the security in order to complete the sale. If shares of our common stock received upon the exercise of warrants are used to complete short sales, this may have the effect of reducing the trading price of our common stock.

OUR LARGEST SHAREHOLDERS CURRENTLY CONTROL APPROXIMATELY 22% OF THE VOTING POWER OF OUR OUTSTANDING COMMON STOCK, AND AFTER SELLING THE SHARES COVERED BY THIS PROSPECTUS WILL CONTROL APPROXIMATELY 18%, WHICH COULD DISCOURAGE POTENTIAL ACQUIRORS AND PREVENT CHANGES IN MANAGEMENT.

      Edward J. Lawson and Michele V. Lawson beneficially own approximately 22% of our outstanding common stock. After selling the shares covered by this prospectus, they will beneficially own approximately 18% of our outstanding common stock. As our largest shareholders, the Lawsons have significant influence over the outcome of any shareholder vote. This voting power may discourage takeover attempts, changes in our officers and directors or other changes in our corporate governance that other shareholders may desire.

WE HAVE AUTHORIZED BUT UNISSUED PREFERRED STOCK, WHICH COULD AFFECT RIGHTS OF HOLDERS OF COMMON STOCK.

      Our articles of incorporation authorize the issuance of preferred stock with designations, rights and preferences determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without shareholder approval, to issue preferred stock with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of common stock. In addition, the preferred stock could be issued as a method of discouraging a takeover attempt. Although we do not intend to issue any preferred stock at this time, we may do so in the future.

OUR ARTICLES OF INCORPORATION AND BYLAWS AND FLORIDA LAW MAY DISCOURAGE TAKEOVER ATTEMPTS AND MAY RESULT IN ENTRENCHMENT OF MANAGEMENT.

      Our articles of incorporation and bylaws contain provisions that may discourage takeover attempts and may result in entrenchment of management.

      o Our board of directors is elected in classes, with only two or three of the directors elected each year. As a result, shareholders would not be able to change the membership of the board in its entirety in any one year. Shareholders would also be unable to bring about, through the election of a new board of directors, changes in our officers.

      o Our articles of incorporation prohibit shareholders from acting by written consent, meaning that shareholders will be required to conduct a meeting in order to vote on any proposals or take any action.

      o Our bylaws require at least 60 days' notice if a shareholder desires to submit a proposal for a shareholder vote or to nominate a person for election to our board of directors.

In addition, Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations, such as our company.

      o The Florida Control Share Act provides that shares acquired in a "control share acquisition" will not have voting rights unless the voting rights are approved by a majority of the corporation's disinterested shareholders. A "control share acquisition" is an acquisition, in whatever form, of voting power in any of the following ranges: (a) at least 20% but less than 33-1/3% of all voting power, (b) at least 33-1/3% but less than a majority of all voting power; or (c) a majority or more of all voting power.

      o The Florida Affiliated Transactions Act requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of the outstanding voting shares of the corporation (or their affiliates).

AS A HOLDING COMPANY, WE DEPEND ON THE EARNINGS OF OUR SUBSIDIARIES AND THEIR ABILITY TO PAY MANAGEMENT FEES AND DIVIDENDS TO THE HOLDING COMPANY AS THE PRIMARY SOURCE OF OUR INCOME.

      We are an insurance holding company whose primary assets are the stock of our subsidiaries. Our operations, and our ability to service our debt, are limited by the earnings of our subsidiaries and their payment of their earnings to us in the form of management fees, commissions, dividends, loans, advances or the reimbursement of expenses. These payments can be made only when our subsidiaries have adequate earnings. In addition, dividend payments made to us by our insurance subsidiaries are restricted by Florida law governing the insurance industry. Generally, Florida law limits the dividends payable by insurance companies under complicated formulas based on the subsidiary's available capital and earnings.


      We received management fees from our subsidiaries, excluding Federated National and American Vehicle, totaling $300,000 during the first quarter of 2005 and $2.0 million during each of 2004 and 2003.

      No dividends were declared or paid by our insurance subsidiaries in 2004 or 2003. Under these laws, neither Federated National nor American Vehicle would be permitted to pay dividends to 21st Century in 2005. Whether our subsidiaries will be able to pay dividends in 2005 depends on the results of their operations and their expected needs for capital. We do not anticipate that our subsidiaries will begin to pay dividends to the parent company during 2005.


                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Statements in this prospectus or in documents incorporated by reference that are not historical fact are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events and results to differ materially from those discussed herein. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," or "continue" or the negative other variations thereof or comparable terminology are intended to identify forward-looking statements. The risks and uncertainties include, but are not limited to, the risks and uncertainties described in this prospectus or from time to time in our filings with the SEC.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the resale of the common stock by the selling shareholders.

                            SELLING SECURITY HOLDERS

      The following tables show certain information as of the date of this prospectus regarding the number of shares of common stock owned by the selling shareholders and that are included for sale in this prospectus. The table assumes that all shares offered for sale in the prospectus are sold.

      Edward J. Lawson is currently our Chairman of the Board and President. Michele V. Lawson is Mr. Lawson's spouse and is currently employed by us.

                             OWNERSHIP OF                                            OWNERSHIP OF
                             COMMON STOCK                                            COMMON STOCK
                          BEFORE OFFERING(1)             NUMBER OFFERED            AFTER OFFERING(1)
SELLING            -----------------------------------     BY SELLING     -----------------------------------
SHAREHOLDER            NUMBER              PERCENT         SHAREHOLDER        NUMBER              PERCENT
-----------------  ---------------     ---------------   ---------------  ---------------     ---------------
Edward J. Lawson           789,216                12.3%          150,000          639,216                10.0%*
Michele V. Lawson          631,746(2)              9.9%          150,000          481,746(2)              7.6%*

-------------------
      (1) Includes shares issuable upon exercise of options held by the selling shareholder, as follows: 66,324 shares underlying options held by Mr. Lawson and 20,676 shares underlying options held by Ms. Lawson.
      (2) Also includes 25,425 shares held as custodian for a minor child.

                      HOW THE SECURITIES MAY BE DISTRIBUTED

      Edward J. Lawson our President and Chairman of the Board, and Michele V. Lawson, Mr. Lawson's spouse, are offering to sell from time to time, pursuant to this prospectus, up to an aggregate of 300,000 shares of our common stock.

      With respect to the shares covered by this prospectus that may be sold from time to time by Mr. and Mrs. Lawson, they intend to offer and sell the shares only to institutional investors, including but not limited to hedge funds and other investment companies, in transactions negotiated directly with such investors.

      When selling shares, the selling shareholders intend to comply with the prospectus delivery requirements under the Securities Act, by delivering a prospectus to each purchaser. We may file any supplements, amendments or other necessary documents in compliance with the Securities Act that may be required in the event a selling shareholder defaults under any customer agreement with brokers.

      The selling shareholders and any other party, including broker-dealers or agents, that participate with a selling shareholder in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In that event, any commissions received by a party and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      Under the securities laws of certain states, the shares may be sold in those states only through registered or licensed broker-dealers. In addition, the shares may not be sold unless the shares have been registered or qualified for sale in the relevant state or unless the shares qualify for an exemption from registration or qualification.

      We have agreed to pay all of our out-of-pocket expenses and our professional fees and expenses incident to the registration of the shares. The selling shareholders will pay selling commissions, if any, in connection with the sale of their shares.

      The selling shareholders and other persons participating in the distribution of the securities offered under this prospectus are subject to the applicable requirements of Regulation M promulgated under the Exchange Act in connection with sales of the shares.

                                 LEGAL MATTERS

      Broad and Cassel, a partnership including professional associations, Miami, Florida, is giving an opinion regarding the validity of the offered shares of common stock.

                                     EXPERTS

      The financial statements of 21st Century Holding Company for the years ended December 31, 2004 and December 31, 2003, incorporated by reference in this prospectus, have been audited by De Meo, Young, McGrath, independent certified public accountants, to the extent and for the periods set forth in their report incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 with the SEC in connection with this offering. This prospectus does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. This prospectus may include references to material contracts or other material documents of ours; any summaries of these material contracts or documents are complete and are either included in this prospectus or incorporated by reference into this prospectus. You may refer to the exhibits that are part of the registration statement for a copy of the contract or document.

      We also file annual, quarterly and current reports and other information with the SEC. You may read and copy any report or document we file, and the registration statement, including the exhibits, may be inspected at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549.

      Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

      Quotations for the prices of our common stock appear on the Nasdaq National Market, and quotations for our warrants will appear on the Nasdaq National Market if and when trading in the warrants begins. Reports, proxy statements and other information about us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      The  following   documents  are   incorporated   by  reference  into  this
prospectus:

      o Our Current Reports on Form 8-K filed with the SEC on January 6, 2005, January 20, 2005, February 4, 2005, March 9, 2005, and May 5,
            2005,


      o Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 16, 2005,


      o Our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on March 31, 2005,

      o Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC on April 29, 2005, and

      o The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on October 28, 1998, as this description may be updated in any amendment to the Form 8-A.

      In addition, all documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, other than information furnished pursuant to Items 2.02, 7.01 or 9.01 of Form 8-K, after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all securities registered hereby have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents with the SEC. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in a subsequently filed document incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus.

      You may obtain a copy of these filings, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus or in a document incorporated by reference herein, at no cost, by writing or telephoning:

            21st Century Holding Company
            3661 West Oakland Park Boulevard, Suite 300
            Lauderdale Lakes, Florida 33311
            Attention:  J. Gordon Jennings, III, Chief Financial Officer
            Telephone: (954) 581-9993

      Our file number under the Securities Exchange Act of 1934 is 0-2500111.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

      We have authority under Section 607.0850 of the Florida Business Corporation Act to indemnify our directors and officers to the extent provided for in that law. Our articles of incorporation provide that we may insure, shall indemnify and shall advance expenses on behalf of our officers and directors to the fullest extent not prohibited by law. We also are a party to indemnification agreements with each of our directors and officers.

      The SEC is of the opinion that indemnification of directors, officers and controlling persons for liabilities arising under the Securities Act is against public policy and is, therefore, unenforceable.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The Registrant estimates that its expenses in connection with this registration statement will be as follows:

      SEC registration fee ..............  $      453.38
      Accounting fees and expenses ......       5,000.00
      Legal fees and expenses ...........       5,000.00
      Miscellaneous .....................       1,546.62
                                           -------------

                       Total ............  $   12,000.00
                                           =============

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such law. The Registrant's Amended and Restated Articles of Incorporation provide that the Registrant may insure, shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent not prohibited by law. The Registrant is also a party to indemnification agreements with each of its directors and officers.

ITEM 16. EXHIBITS.

      4.1   Specimen of Common Stock Certificate(1)

      4.2   Form of 6% Senior Subordinated Note due July 31, 2006(2)

      4.3   Form of Redeemable Warrant dated July 31, 2003(2)

      4.4 Unit Purchase Agreement dated July 31, 2003 between the Company and the Purchasers of the 6% Senior Subordinated Notes due July 31, 2006(3)

      4.5   Amendment  to  Unit  Purchase  Agreement  and  Registration   Rights
            Agreement dated October 15, 2003 between the Company and the Purchasers of the 6% Senior Subordinated Notes(4)

      4.6   Form of 6% Senior Subordinated Note due September 30, 2007(5)

      4.7   Form of Redeemable Warrant dated September 30, 2004(5)

      4.8 Unit Purchase Agreement dated September 30, 2004 between the Company and the Purchasers of the 6% Senior Subordinated Notes due September 30, 2007(5)

      5.1   Opinion of Broad and Cassel(6)

      23.1 Consent of Broad and Cassel (included in its opinion filed as Exhibit 5.1)(6)


      23.2  Consent of De Meo, Young, McGrath(6)

      24.1  Power of Attorney(7)


------------------
(1) Previously filed as an exhibit to the Registrant's Registration Statement on Form SB-2 (File No. 333-63623) and incorporated herein by reference.

(2) Previously filed as exhibits to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and incorporated herein by reference.

(3) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-3 (File No. 333-109313) and incorporated herein by reference.

(4) Previously filed as an exhibit to Amendment No. 1 to the Registrant's Registration Statement on Form S-3 (File No. 333-108739) and incorporated herein by reference.

(5) Previously filed as exhibits to the Registrant's Registration Statement on Form S-3 (File No. 333-120157) and incorporated herein by reference.


(6)   Filed herewith.

(7)   Included on page II-4 of the Registration Statement as originally filed.


ITEM 17. UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (a) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

      (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lauderdale Lakes, State of Florida on this 20th day of May, 2005.


                                        21ST CENTURY HOLDING COMPANY


                                        By: /s/ Richard A. Widdicombe
                                           -------------------------------------
                                           Richard A. Widdicombe,
                                           Chief Executive Officer


      Pursuant to the requirements of the Securities Act of 1933, to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURES                             TITLE                                        DATE
-----------------------------------    ------------------------------------         ------------------



*
-----------------------------------    Chairman of the Board of Directors           May 20, 2005
Edward J. Lawson                       And President


/s/ Richard A. Widdicombe
-----------------------------------    Chief Executive Officer and Director         May 20, 2005
Richard A. Widdicombe                  (Principal Executive Officer)


*
-----------------------------------    Chief Financial Officer (Principal           May 20, 2005
James Gordon Jennings, III             Financial and Accounting Officer)


*
-----------------------------------    Director                                     May 20, 2005
Bruce Simberg


*
-----------------------------------    Director                                     May 20, 2005
Carl Dorf


*
-----------------------------------    Director                                     May 20, 2005
Charles B. Hart, Jr.


*
-----------------------------------    Director                                     May 20, 2005
Peter J. Prygelski


-----------------------------------    Director                                     May __, 2005
Richard W. Wilcox, Jr.

*By: /s/ Richard A. Widdicombe
     -----------------------------------
     Richard A. Widdicombe, Attorney-in-Fact

                                  EXHIBIT INDEX


            EXHIBIT     DESCRIPTION
            -------     -----------
             5.1        Opinion of Broad and Cassel

            23.1        Consent of Broad and Cassel
                        (included in its opinion filed as Exhibit 5.1)


            23.2        Consent of De Meo, Young McGrath